OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2006
Estimated average burden hours per response . . .	15.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1) *

Alnylam Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

02043Q107

(CUSIP Number)

John J. Park (609) 924-6452

General Partner, Chief Financial Officer

Cardinal Partners, 221 Nassau Street, Princeton, New Jersey 08542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew E. Taylor, Jr. (617) 248-5000

Choate, Hall & Stewart LLP, Two International Place, Boston, Massachusetts 02110

January 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240, Rule 13d-1(e), 240.13d-1(f) or 240.13D-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 02043Q107

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CHP II, L.P IRSN: 22-3724466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- shares
8. SHARED VOTING POWER 1,391,870 shares
9. SOLE DISPOSITIVE POWER -0- shares
10. SHARED DISPOSITIVE POWER 1,391,870 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,870 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP No. 02043Q107

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CHP II Management LLC IRSN: 22-3724464
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- shares
8. SHARED VOTING POWER 1,391,870 shares
9. SOLE DISPOSITIVE POWER -0- shares
10. SHARED DISPOSITIVE POWER 1,391,870 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,870 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

13D

CUSIP No. 02043Q107

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John K. Clarke
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,975 shares
8. SHARED VOTING POWER 1,391,870 shares
9. SOLE DISPOSITIVE POWER 2,975 shares
10. SHARED DISPOSITIVE POWER 1,391,870 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,845 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 02043Q107

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Brandon H. Hull
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,445 shares
8. SHARED VOTING POWER 1,391,870 shares
9. SOLE DISPOSITIVE POWER 2,445 shares
10. SHARED DISPOSITIVE POWER 1,391,870 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,394,315 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 02043Q107

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John J. Park
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 530 shares
8. SHARED VOTING POWER 1,391,870 shares
9. SOLE DISPOSITIVE POWER 530 shares
10. SHARED DISPOSITIVE POWER 1,391,870 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,400 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 02043Q107

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lisa M. Skeete Tatum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 700 shares
8. SHARED VOTING POWER 1,391,870 shares
9. SOLE DISPOSITIVE POWER 700 shares
10. SHARED DISPOSITIVE POWER 1,391,870 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,570 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 21, 2004 (the “Statement”), by (i) CHP II, L.P. (the “Fund”), (ii) CHP II Management LLC, the sole general partner of the Fund (the “General Partner”) and (iii) John K. Clarke, Brandon H. Hull, John J. Park and Lisa M. Skeete Tatum (collectively, the “Managing Members”), the managing members of the General Partner with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Alnylam Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 300 Third Street, Cambridge, MA 02142. Except as set forth in this Amendment No. 1, all other items reported in the Statement remain unchanged. All capitalized terms used but not defined herein shall have the same meanings given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration:

On June 3, 2004 the Fund purchased 232,500 shares of Common Stock (the “IPO Shares”) in the Issuer’s initial public offering (the “IPO”). In the IPO, the Issuer offered an aggregate of 5,000,000 shares of Common Stock for sale to the public, which were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-1/A filed by the Issuer with the Securities and Exchange Commission and declared effective on May 27, 2004 (SEC Registration No. 333-113162). An additional 750,000 shares of Common Stock were issued to the underwriters pursuant to the full exercise of their over-allotment option on June 7, 2004. The purchase price of the IPO Shares was $6.00 per share. The source of funds for the Fund’s purchase was its working capital or funds available for investment. No part of the purchase price paid by the Fund was represented by funds or other consideration borrowed or obtained for the purpose of acquiring, holding, trading or voting the Fund shares (as defined below). In addition to the 232,500 shares of Common Stock that the Fund purchased in the IPO, the Fund held 1,000,000 of Series A Convertible Preferred Stock, 2,440,000 shares of Series B Convertible Stock and 92,803 shares of Series C Convertible Preferred Stock of the Issuer (collectively, the “Preferred Stock”), which converted into 1,859,370 shares of Common Stock in connection with the IPO. As a result, the Fund held 2,091,870 shares of Common Stock which represented the converted Preferred Stock and the 232,500 shares that it purchased on June 3, 2004 in the Issuer’s IPO.

On January 10, 2006, the Fund distributed 700,000 shares of Common Stock to its partners. As a result, the Fund now holds 1,391,870 shares of Common Stock, John K. Clarke holds 2,975 shares of Common Stock, Brandon H. Hull holds 2,445 shares of Common Stock, John J. Park holds 530 shares of Common Stock and Lisa M. Skeete Tatum holds 700 shares of Common Stock.

John K. Clarke is a member of the Issuer’s board of directors and is also a managing member of the General Partner, which is the general partner of the Fund.

Item 5.	Interest in the Securities of the Issuer:

(a) Based on a total of 21,203,164 shares of Common Stock outstanding as of September 30, 2005, the Fund owns 1,391,870 shares of Common Stock, or approximately 6.6% of the Common Stock outstanding (the “Fund Shares”), John K. Clarke owns 2,975 shares of Common Stock, Brandon H. Hull owns 2,445 shares of Common Stock, John J. Park owns 530 shares of Common Stock and Lisa M. Skeete Tatum owns 700 shares of Common Stock.

As the sole general partner of the Fund, the General Partner may be deemed to own beneficially the Fund Shares. As managing members of the General Partner, each of the Managing Members may be deemed to own beneficially the Fund Shares.

The General Partner and the Managing Members each disclaim beneficial ownership of the Fund Shares except with respect to their pecuniary interest therein, if any.

Each of the Reporting Persons may be deemed to own beneficially 6.6% of the Issuer’s Common Stock, which percentage is calculated based upon 21,203,164 shares of the Issuer’s common stock reported to be outstanding by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005.

	NUMBER OF SHARES
	(i)	(ii)	(iii)	(iv)
(b) Reporting Person
CHP II, L.P.	0	1,391,870	0	1,391,870
CHP II Management LLC	0	1,391,870	0	1,391,870
John K. Clarke	2,975	1,391,870	2,975	1,394,845
Brandon H. Hull	2,445	1,391,870	2,445	1,394,315
John J. Park	530	1,391,870	530	1,392,400
Lisa M. Skeete Tatum	700	1,391,870	700	1,392,570

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

(c) Except as set forth in Item 3 above on this Amendment No. 1, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Fund Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits:

Exhibit 1 -	Agreement regarding filing of joint Schedule 13D (filed previously).

Exhibit 2 -	Powers of Attorney regarding Schedule 13D filings (filed previously)

Exhibit 3 -	Execution Copy of the Registration Rights Agreement dated July 31, 2003 by and among the parent company of the Issuer, the Fund and the other Investors listed therein (filed previously).

Exhibit 4 -	Execution Copy of the Amendment dated October 9, 2003 by and among the parent company of the Issuer, the Fund and the other Investors listed therein (filed previously).

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

CHP II, L.P.

By:	CHP II Management LLC, its Sole General Partner

By:	/s/ John J. Park
John J. Park, Managing Member

CHP II MANAGEMENT LLC

By:	/s/ John J. Park
John J. Park, Managing Member

By:	/s/ John J. Park
John J. Park

By:	*
Brandon H. Hull

By:	*
John K. Clarke

By:	*
Lisa M. Skeete Tatum

/s/ John J. Park
John J. Park As attorney-in-fact